DNB Financial Corporation 4 Brandywine Avenue Downingtown, PA 19335 Tel 610-269-1040 Fax 484-359-3176 www.dnbfirst.com

December 17, 2010

David Lyon
Senior Financial Analyst
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: DNB Financial Corporation (DNB)
       Form 10-K for the fiscal year ended December 31, 2009
       File number 1-34242

Dear Mr. Lyon:

In response to your comment letter dated December 6, 2010 and received via fax on that date we have the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2009

1.             For future 1934 Act filings, please note that your file number, provided on thecover, had changed to 1-34242.

Response:  For future filings, as you’ve requested we have noted that our file number, provided on the cover, has changed to 1-34242.

Business, page 1

2.           In future filings, please consider the need to quantify economic conditions in your market area that reflect on your business.  This might include loss or gain of principal employers or change in population, average income levels, real estate values and the like.

Response:  In future filings, we will consider the need to quantify economic conditions in our market area that reflect on our business, including consideration of necessary disclosures regarding the loss or gain of principal employers or change in population, average incomes levels, real estate values and similar information.

Form 10-Q filed November 12, 2010

Provision for Credit Losses, page 30

3.           We note you state that you had appraisals dated and reviewed within nine monthsof June 30, 2010 for all impaired loans, with the exception of one loanparticipation you purchased from another bank.  We further note disclosures onpage 27 of your March 31, 2010 Form 10-Q and page 41 of your December 31, 2009 Form 10-K in which you discuss the specifics regarding an appraisal you received from the lead bank on a $2.8 million residential land development loan in which you and the lead bank concluded that the underlying assumptions used by the appraiser were factually incorrect as was the engagement and value.  We are also aware of the disclosures in which you state that you had previously reserved $180,000 against this loan in the general allowance and a preliminary review of the appraisal indicated that you may need to provide an additional $100,000-$150,000 for the loan during the first quarter of 2010.  In order for us to more fully understand the specific facts and circumstances related to this issue, please provide the following information in your next response letter:

•
Confirm that your reference in the September 30, 2010 Form 10-Q relates to this issue, and if not, please provide a separate discussion of the facts and circumstances related to this participation loan and the specifics surrounding your valuation of this loan since the last appraisal received;

Response:  Please note that in the form 10-Q filed November 12, 2010 we reported that we had appraisals dated and reviewed within nine months of September 30, 2010, not June 30, 2010 as you mentioned in your comment.

The reference in the September 30, 2010 Form 10-Q, does relate to the disclosure on page 27 of our March 31, 2010 Form 10-Q and page 41 of our December 31, 2009 Form 10-K, in which we discuss specifics regarding an appraisal we received from the lead bank on a $2.8 million residential land development loan.

•
Discuss the specific facts and circumstances which you and the lead bank considered in jointly determining that the underlying assumptions used by the appraiser were factually incorrect related to the $2.8 million loan as was the engagement and value and how this determination impacted the initial view of providing additional reserves of $100,000-$150,000 as noted above;

Response:  The specific facts and circumstances, which the lead bank and DNB considered in jointly determining that the underlying assumptions used by the appraiser were factually incorrect, was that the appraiser did not take into account that the borrower had preliminary approval for development.  Without preliminary approval, the time for obtaining final approval increases and therefore the discount period for discounting the cash flows is increased.  This in turn would lower the value.  Preliminary approval had been received as of October 14, 2003 and was in place at December 31, 2009.

This determination impacted the initial view of providing additional reserves of $100,000 - $150,000 as noted in our December 31, 2009 Form 10-K and March 31, 2010 Form 10Q, because the net realizable value based on the appraisal was $8,768,500 and the total credit exposure at December 31, 2009 was $9,914,427.  This created a collateral shortfall of $1,145,927. Our participation amounted to $2,832,552 or 28.57% of the total credit exposure. Therefore our reserve requirement would have been 28.57% of $1,145,927 or $327,391.  As of December 31, 2009 we had reserved $180,377.  The difference between DNB’s portion of the total shortfall and our reserve at December 31, 2009 amounted to $147,054.  The $180,377 reserve was determined by applying our standard reserve rate for substandard loans of approximately 6.4%.

•
Provide an update as of September 30, 2010 as to whether or not a new appraisal had been obtained, discuss what assumptions were changed and whether you and the lead bank concur that this is a valid appraisal and supporting details why and how this has been considered in determining the reserves set aside for this loan and quantify by period in which a provision and/or any related charge-offs have taken place; and

•
If a current appraisal has not been obtained, please discuss the timing of when the lead bank anticipates receipt and provide an analysis of how you have determined reserves and charge-offs to the current date and procedures employed to evaluate the collateral without a current appraisal.

Response:  A new appraisal was ordered by the lead bank on August 12, 2010.  The revised appraisal was received by the lead bank on December 1, 2010.  The lead bank reported to DNB on December 14, 2010 that the “as approved/unimproved’ value was $9,300,000.  As of the date of this letter DNB had not yet received a copy of the appraisal, but has been assured by the lead bank that it would be delivered in a matter of days.  Based on the revised value, the total collateral shortfall would be $614,427 ($9,914,427- $9,300,000).  As mentioned above, DNB’s portion of this shortfall would be 28.57% or $175,542.  The reserve at September 30, 2010 for DNB’s portion of the loan was increased to $335,739.  This was based on the original appraisal amount referenced above, since we had not received a revised one as of September 30, 2010.

We hereby acknowledge that:

•	DNB Financial Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DNB Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments on the above matters, please contact me at 484-359-3138.

Sincerely,

/s/ Gerald F. Sopp
Gerald F. Sopp
Executive Vice President
Chief Financial Officer